December 3, 2024

Zach Davis
Executive Vice President and Chief Financial Officer
Cheniere Energy Partners, L.P.
845 Texas Avenue, Suite 1250
Houston, Texas 77002

       Re: Cheniere Energy Partners, L.P.
           Registration Statement on Form S-4
           Filed November 26, 2024
           File No. 333-283479
Dear Zach Davis:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Timothy S. Levenberg at 202-551-3707 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   George J. Vlahakos, Esq., of Sidley Austin LLP